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CUSIP No. 683737
                                                                   EXHIBIT 99.18


     OPHTHALMIC IMAGING SYSTEMS REJECTS PROPOSAL FROM PREMIER LASER SYSTEMS;
                             DISCUSSIONS TO CONTINUE

         UPDATED 2:28 PM ET JUNE 23, 1999


SACRAMENTO, Calif. (BW HealthWire) - Ophthalmic Imaging Systems ("OIS") announced today that the proposal it had received from Premier Laser Systems, Inc. ("Premier") to acquire the balance of approximately 49% of its shares not currently owned by Premier had been rejected by a unanimous vote of its Board of Directors.

The Premier non-binding proposal offered $0.85 worth of Premier Class A Common Stock for each outstanding share of OIS stock; subject to a number of conditions, including that Premier's share value would be at least $2.00 per share for the measurement period.

Steven R. Verdooner, President of OIS, stated, "We have been working closely with Premier for some time, and we see a number of potential synergies and other benefits that might come from a combination of the companies. While our Board of Directors concluded that this offer was not adequate, we plan to continue discussions with Premier and are in the process of engaging a financial advisor to assist us in any further negotiations."

Ophthalmic Imaging Systems is the leading provider of ophthalmic digital imaging systems. The Company designs, develops, manufactures and markets digital imaging and image enhancement systems and analysis software. With over a decade in the ophthalmic imaging business, OIS has consistently been the first to introduce new technology and features. The Company offers customer support through a worldwide network of service technicians.

This press release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. These forward looking statements represent Ophthalmic Imaging Systems' judgment as of the date of this release. OIS disclaims any intent or obligation to update these forward-looking statements.

CONTACT:  Ophthalmic Imaging Systems Steve Lagorio, 916/646-2020